UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 9, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SEPTEMBER 2019 AND 3Q19 REVENUE; 3Q19 REVENUE INCREASES 10.1% QUARTER OVER QUARTER; HIGHEST QUARTERLY LEVEL SINCE 1Q15

Hsinchu, Taiwan, October 9, 2019 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of September 2019 and for the third quarter ended September 30, 2019. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.05 to US$1.00 as of September 30, 2019.

Revenue for the third quarter of 2019 was NT$5,399.1 million or US$173.9 million, representing an increase of 10.1% from the second quarter of 2019, and an increase of 7.9% from the third quarter of 2018. This represents the highest quarterly revenue level since the first quarter of 2015. The Company noted that it benefited from continued growth led by the addition of new NAND flash business, diversification of gold bumping for DDIC to wafer bumping of non-DDIC products, and stronger TDDI demand.

Revenue for the month of September 2019 was NT$1,749.6 million or US$56.3 million, a decrease of 8.5% from the month of August 2019 and an increase of 3.2% from the same period in 2018. The decline from August 2019, which was the Company’s highest monthly revenue level since December 2014, reflects a normal demand level for the September period combined with the impact of broader DDIC market softness related to softer TV demand.

Consolidated Monthly Revenues (Unaudited)

	September 2019	August 2019	September 2018	MoM Change	YoY Change
Revenues (NT$ million)	1,749.6	1,912.2	1,695.5	-8.5%	3.2%
Revenues (US$ million)	56.3	61.6	54.6	-8.5%	3.2%

Consolidated Quarterly Revenues (Unaudited)

	Third Quarter 2019	Second Quarter 2019	Third Quarter 2018	QoQ Change	YoY Change
Revenues (NT$ million)	5,399.1	4,905.3	5,005.2	10.1%	7.9%
Revenues (US$ million)	173.9	158.0	161.2	10.1%	7.9%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.